Exhibit 12

CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year ended December 31,

	2003	2002	2001	2000	1999

Income (loss) from continuing operations
before income taxes (benefits)	$903	$(569)	$1,469	$1,487	$1,224
Adjustments:
Loss (income) from equity investees	4	4	(79)	-	-
Minority interest	-	-	-	53	31

Income (loss) from continuing operations
before income taxes (benefits), as
adjusted	$907	$(565)	$1,390	$1,540	$1,255

Fixed charges included in income:
Interest expense	$111	$121	$118	$104	$116
Interest portion of rental expense	54	52	50	43	50

	165	173	168	147	166
Interest credited to contractholders	877	1,036	1,071	1,017	975

	$1,042	$1,209	$1,239	$1,164	$1,141

Income available for fixed charges
(including interest credited to
contractholders)	$1,949	$644	$2,629	$2,704	$2,396

Income available for fixed charges
(excluding interest credited to
contractholders) (1)	$1,072	$-	$1,558	$1,687	$1,421

RATIO OF EARNINGS TO FIXED CHARGES:
Including interest credited to
contractholders(1)	1.9	-	2.1	2.3	2.1

SUPPLEMENTAL RATIO:
Excluding interest credited to
contractholders(1)	6.5	-	9.3	11.5	8.6

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(1)	Due to the loss in 2002, the ratio coverage was less than 1:1. CIGNA must generate additional earnings of $565 million to achieve a coverage of 1:1.